Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

CHAIRMAN’S STATEMENT

2021 marks the beginning of the 14th Five-Year Plan period. China Life fully implemented the national decision and deployment, and upheld the guideline of making progress while maintaining stability, aiming for continuous high-quality development. At a new development stage, we implemented the new development concept, served the new development pattern, and achieved a stable business development. I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public on the Company’s operating results for the first half of 2021.

During the Reporting Period, the complicated and ever-changing external environment, coupled with the restrained demands for insurance affected by the COVID-19 pandemic, brought multiple challenges to the recovery of the life insurance industry. China Life took proactive measures in response to these changes and forged ahead under pressure, further solidifying its comprehensive strengths and market leading advantages, and demonstrating its strong development resilience. During the Reporting Period, the Company’s gross written premiums amounted to RMB442,299 million, an increase of 3.5% year on year, achieving a continuous growth on the high base for two consecutive years. Total assets were RMB4,652,793 million, increasing by 9.4% from the end of 2020. The embedded value of the Company reached RMB1,142,811 million, leading the industry. During the Reporting Period, net profit attributable to equity holders of the Company was RMB40,975 million, an increase of 34.2% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 259.03% and 267.69% respectively.

Looking back to the first half of 2021, the Company firmly upheld the original aspiration of “Protecting People’s Good Life”, and overcame various difficulties and challenges to proceed with the pandemic prevention and control as well as the reforms for development in full swing. With the protection role of insurance as a focal point, the Company enhanced its service capability in serving the national development, created long-term value through steady business operations, explored more development space through transformation and innovation, and held on to the bottom line of risks with reinforced risk management and control.

With the “National Priorities” in mind, we played an active role to serve domestic economic and social development. China Life persisted in integrating corporate social responsibility into its own development, actively performed insurance protection functions, and deeply engaged in the establishment of a multi-level social security system, so as to consistently improve people’s well-being. We vigorously developed various government-sponsored health insurance businesses such as the supplementary major medical expenses insurance, long-term care insurance and city-customized commercial medical insurance, etc. In particular, we undertook over 220 supplementary major medical expenses insurance programs, providing services to nearly 360 million people. We also actively participated in the establishment of the third pillar pension insurance system by kicking off the pilot programs for the exclusive commercial pension insurance. We took active actions to consolidate the achievements made in poverty alleviation to promote rural revitalization, concentrated on key assistance sectors, and transformed the insurance functions, public welfare forces and comprehensive financial advantages into a powerful driving force for rural revitalization in all aspects. By sticking to the role of finance in serving the real economy, the Company fully supported the optimization and upgrade of industries, the development of strategic emerging industries and the reforms of state-owned enterprises by leveraging the advantage of the long-term feature of the insurance funds. We also actively served the national strategy for regional developments, with new investments in real economy exceeding RMB370 billion. We integrated the ESG and green development concept into investment decisions, with the existing green investments reaching nearly RMB250 billion, which contributed to accomplish the national objective of peaking carbon dioxide emissions by 2030 and realizing carbon neutrality by 2060.

We continued to prioritize business value and maintained stable profitability. During the Reporting Period, as the life insurance industry was impacted by the change in customer demands and the COVID-19 pandemic, the recovery of the industry was not realized as expected, and the Company’s business development was also under pressure. We maintained strategic consistency, proactively improved supply-side structure, and focused on enhancing business value creation. During the Reporting Period, first-year regular premiums were RMB80,674 million and the value of half year’s sales was RMB29,867 million, showing a relatively stable value creation and a hard earned achievement. We firmly pursued prudent investment, value investment and long-term investment, as well as promoting the asset-liability interaction and their coordinated management. During the Reporting Period, the gross investment yield was 5.69%, up by 35 basis points from the corresponding period of 2020. We registered a gross investment income of RMB117,638 million, an increase of 22.4% year on year, leading to a 34.2% increase year on year in net profit attributable to equity holders of the Company.

We implemented in-depth reforms and innovation to power high-quality development. We steadily proceeded with the reforms under the “Dingxin Project”, further consolidated the sales deployment of “Yi Ti Duo Yuan”, and devoted to the development of sales force with higher specialization and professionalism, thus lifting our professional operation capability to be better aligned with the new customer bases. The classified and hierarchical management system for our branches was performed with greater efficiency, and the market-oriented incentive and restraint mechanism for investment management saw primary results. We accelerated digital transformation. Supported with the industry-leading hybrid clouds, we sped up technological innovation deployment, constantly built the digital insurance ecosystem and deepened the value creation by technology empowerment. The “convenient, quality and caring” services continued to be well perceived. China Life Insurance App hit the 100-million mark in the number of registered users, which indicated our “e-service” entered the “era of 100 million users”. We persistently innovated service initiatives to make claims settlement more convenient and efficient, and took the lead in launching a series of services for the elderly. We constantly implemented the strategy of “Inclusive Healthcare” and “Integrated Aged-care” to expand and upgrade the diversified service ecosystem by focusing on “products + services”. China Life Inclusive Healthcare Service Platform led the industry in terms of the number of registered users, and the construction of high-quality retirement communities were proceeded as planned. Meanwhile, we also made an investment deployment for satisfying the multi-level pension and retirement demands.

We consistently strengthened risk management and control to firmly hold on to the bottom line of risks. With acknowledgement that risk prevention and control was always the bottom line and cornerstone for high-quality development, we continued to push forward the establishment of an enterprise-wide risk management system, accurately grasped the core of asset-liability matching and management, strictly guarded against key risks, and prevented any external risk incidents from penetrating into the Company. We implemented regulatory requirements in a stringent manner, carried out special governance on internal control and compliance, accelerated the establishment of the system and mechanism for the protection of customers’ rights and interests, enhanced our ability to address major crisis events, and reinforced solvency management. In the integrated risk rating for insurance industry conducted by the China Banking and Insurance Regulatory Commission (the “CBIRC”), the Company has received the rating of Class A for 12 consecutive quarters.

As the first domestic insurance company listed in three listing venues, China Life aimed at the best practices of corporate governance and pushed forward the healthy and sustainable development of the Company with its well-established governance structure and scientific decision-making mechanism. During the Reporting Period, we successfully completed the re-election of the Board and formed the seventh session of the Board. The new session of the Board will continue to maintain its grounding of professionalism, diversification and internationalization and consistently improve the corporate governance mechanism, so as to make new contributions to the modernization of corporate governance.

2021 is the beginning of the 14th Five-Year Plan period and also the first year of China’s new journey toward fully building a modern socialist country. High-quality development is the theme of China’s economic and social development for the 14th Five-Year Plan or even a longer period of time. Based on the new stage of development, along with the progress of the Healthy China program and the national strategy of actively coping with the aging population, we firmly believe that a vast “blue sea” will be opened up for the life insurance industry. In the meanwhile, industry restructuring is taking place at a faster speed, new development modes are taking shape, and new growth drivers are evolving rapidly, which further demonstrate the importance and urgency of transformation and upgrade.

All good principles should adapt to changing time to remain relevant, so we should keep abreast of the new development trend of times. Being customer-centric, we will stick to the protection role of insurance, resolutely push forward the update of business model, accelerate digital transformation, optimize the product and service system, deeply implement the strategy of “Inclusive Healthcare” and “Integrated Aged-care”, consistently optimize the market-oriented system and mechanism, and improve the long-term risk prevention and control mechanism, with a view to making a greater achievement in high-quality development and rewarding the shareholders and people from all walks of life with satisfactory operating performances.

FINANCIAL SUMMARY

I.	MAJOR FINANCIAL DATA AND INDICATORS

RMB million
	As at 30 June 2021[1]	As at 31 December 2020	Increase/ Decrease from the end of 2020
Total assets	4,652,793	4,252,410	9.4%
Including: Investment assets[2]	4,457,269	4,095,454	8.8%
Equity holders’ equity	471,449	450,051	4.8%
Ordinary share holders’ equity per share[3] (RMB per share)	16.68	15.92	4.8%
Gearing ratio[4] (%)	89.71	89.25	An increase of 0.46 percentage point

	January to June 2021[1]	January to June 2020	Increase/ Decrease from the corresponding period in 2020
Total revenues	537,105	504,431	6.5%
Including: Net premiums earned	422,642	407,936	3.6%
Profit before income tax	46,103	35,564	29.6%
Net profit attributable to equity holders of the Company	40,975	30,535	34.2%
Net profit attributable to ordinary share holders of the Company	40,975	30,334	35.1%
Earnings per share (basic and diluted)[3] (RMB per share)	1.45	1.07	35.1%
Weighted average ROE (%)	8.72	7.36	An increase of 1.36 percentage points
Net cash inflow/(outflow) from operating activities	198,327	182,792	8.5%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	7.02	6.47	8.5%

Notes:

1.	The interim financial results of the Company are unaudited.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Earnings per share (basic and diluted)”, and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets

II.	MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2021	As at 31 December 2020	Change	Main Reasons for Change
Term deposits	554,883	545,667	1.7%	—
Held-to-maturity securities	1,350,933	1,189,369	13.6%	An increase in the allocation of government bonds
Available-for-sale securities	1,339,433	1,215,603	10.2%	An increase in the allocation of available-for-sale securities
Securities at fair value through profit or loss	171,794	161,570	6.3%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	9,361	7,947	17.8%	The needs for liquidity management
Cash and cash equivalents	81,779	56,629	44.4%	The needs for liquidity management
Loans	675,483	658,535	2.6%	An increase in policy loans
Investment properties	13,367	14,217	-6.0%	—
Investments in associates and joint ventures	253,903	239,584	6.0%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures

RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2021	As at 31 December 2020	Change	Main Reasons for Change
Insurance contracts	3,305,242	2,973,225	11.2%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	304,550	288,212	5.7%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	169,885	122,249	39.0%	The needs for liquidity management
Interest-bearing loans and other borrowingsNote	19,234	19,556	-1.6%	—
Equity holders’ equity	471,449	450,051	4.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 July 2021, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 July 2021, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed-rate loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on 9 March 2022, both of which are floating-rate loans.

RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2021	January to June 2020	Change	Main Reasons for Change
Net premiums earned	422,642	407,936	3.6%	—
Life insurance business	356,304	345,591	3.1%	—
Health insurance business	58,085	54,693	6.2%	Greater efforts made by the Company in the development of health insurance business
Accident insurance business	8,253	7,652	7.9%	Due to the growth of the accident insurance business
Investment income	82,046	72,706	12.8%	An increase in interest income from fixed-maturity investments
Net realised gains on financial assets	22,571	10,807	108.9%	An increase in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	5,303	8,606	-38.4%	A decrease in fair value of stocks in securities at fair value through profit or loss
Net gains on investments of associates and joint ventures	7,683	4,020	91.1%	An increase in the profits of certain associates
Other income	4,543	4,376	3.8%	—
Insurance benefits and claims expenses	408,540	371,950	9.8%	An increase in the change of insurance contract liabilities
Investment contract benefits	5,333	5,030	6.0%	An increase in the scale of universal insurance accounts

RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2021	January to June 2020	Change	Main Reasons for Change
Policyholder dividends resulting from participation in profits	15,483	14,507	6.7%	An increase in investment income from participating accounts
Underwriting and policy acquisition costs	42,111	56,518	-25.5%	A decrease in regular premiums of new policies
Finance costs	2,193	1,772	23.8%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	18,134	17,047	6.4%	Due to the expiration of policies on temporary expenses deduction
Income tax	4,372	4,502	-2.9%	—
Net profit attributable to equity holders of the Company	40,975	30,535	34.2%	Due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts

MANAGEMENT DISCUSSION AND ANALYSIS

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2021

In the first half of 2021, with the worldwide COVID-19 pandemic continuing to evolve and the domestic economy recovery remaining unsteady and imbalanced, the demands for insurance consumption were difficult to be fully released and the scale of insurance sales force declined, which resulted in new premiums growth pressure for the life insurance industry. Despite a challenging and complicated external environment, the Company adhered to high-quality development and the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. By vigorously pushing forward the reforms for development while proceeding with regular pandemic prevention and control, the Company forged ahead with steady progress in all aspects, and further solidified its comprehensive strengths and competitive advantages.

With a focus on the “China Life Revitalization” initiative, the Company consolidated the achievements of reforms under the “Dingxin Project” and advanced the optimization and implementation of new business models and operation mechanisms. The customer-centric sales deployment of “Yi Ti Duo Yuan” moved from an adjustment period to a period of coordinated advancement, and continued progress was made in transformation and upgrade. The market-oriented investment management system was pushed forward consistently, and the investment value chain operated smoothly, which further enhanced the Company’s capability in deploying and allocating assets. Operations and services of the Company became more automated and internet-based, and the Shared Service Center was put into operation in phases. The Company constantly strengthened its technologies in terms of the support capability, responsiveness and stability, which kept on empowering its business development. Intelligent risk management was developed at a faster speed, and the Company’s capacity and efficiency of management and control over key risks were further enhanced. The classified and hierarchical management system for its branches was performed with greater efficiency, enhancing effectiveness in resource allocation as well as the guiding role of the system.

Key Performance Indicators for the First Half of 2021

	RMB million
	January to	January to
	June 2021	June 2020
Gross written premiums	442,299	427,367
Premiums from new policies	133,914	146,214
Including: First-year regular premiums	80,674	94,170
First-year regular premiums with a payment duration of ten years or longer	28,940	39,502
Renewal premiums	308,385	281,153
Gross investment income	117,638	96,134
Net profit attributable to equity holders of the Company	40,975	30,535
Value of half year’s sales	29,867	36,889
Including: Individual agent business sector	28,969	36,559
Policy Persistency Rate (14 months)[1] (%)	81.20	89.60
Policy Persistency Rate (26 months)[1] (%)	81.60	83.30
Surrender Rate[2] (%)	0.67	0.61

	As at	As at
	30 June	31 December
	2021	2020
Embedded value	1,142,811	1,072,140
Number of long-term in-force policies (hundred million)	3.22	3.17

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, in the circumstances where new premiums of the life insurance industry was under pressure and the growth of total premiums slowed down, the Company firmly pushed forward transformation and upgrade, prioritized business value, and achieved stable development in terms of its key business indicators. In the first half of 2021, the Company’s gross written premiums amounted to RMB442,299 million, an increase of 3.5% year on year on the high base, further consolidating its industry leadership. Due to the impact of the COVID-19 pandemic and the slowdown in the release of demands for insurance consumption, premiums from new policies were RMB133,914 million, a decrease of 8.4% year on year. First-year regular premiums were RMB80,674 million, a decrease of 14.3% year on year, which accounted for 98.91% of long-term first-year premiums. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB28,940 million, a decrease of 26.7% year on year. Renewal premiums amounted to RMB308,385 million, an increase of 9.7% year on year, which accounted for 69.72% of the gross written premiums, rising by 3.93 percentage points year on year. In the first half of 2021, the value of half year’s sales of the Company was RMB29,867 million, a decrease of 19.0% year on year. As at the end of the Reporting Period, the embedded value of the Company increased by 6.6% from the end of 2020 to RMB1,142,811 million, maintaining the leading market position. The number of long-term in-force policies was 322 million, an increase of 1.6% from the end of 2020. During the Reporting Period, surrender rate was 0.67%, rising by 0.06 percentage point year on year.

During the Reporting Period, the Company accumulated assets with long durations by effectively seizing the opportunity of allocating to the fixed income assets, and kept close pace with fluctuations in the equity market so as to realize investment gains flexibly. In the first half of 2021, the Company registered a gross investment income of RMB117,638 million, an increase of 22.4% year on year. The gross investment yield was 5.69%, rising by 35 basis points from the corresponding period of 2020.

During the Reporting Period, the Company continued to strengthen the asset-liability interaction and the profitability was effectively enhanced. Due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company was RMB40,975 million, an increase of 34.2% year on year.

II.	BUSINESS ANALYSIS

(I)	Insurance Business

1.	Gross written premiums categorized by business

	RMB million
	January to	January to
	June 2021	June 2020	Change
Life Insurance Business	356,897	346,137	3.1%
First-year business	74,339	89,668	-17.1%
First-year regular	73,471	88,758	-17.2%
Single	868	910	-4.6%
Renewal business	282,558	256,469	10.2%
Health Insurance Business	76,372	72,264	5.7%
First-year business	50,829	47,875	6.2%
First-year regular	7,198	5,403	33.2%
Single	43,631	42,472	2.7%
Renewal business	25,543	24,389	4.7%
Accident Insurance Business	9,030	8,966	0.7%
First-year business	8,746	8,671	0.9%
First-year regular	5	9	-44.4%
Single	8,741	8,662	0.9%
Renewal business	284	295	-3.7%

Total	442,299	427,367	3.5%

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB356,897 million, a year-on-year increase of 3.1%. Gross written premiums from the health insurance business amounted to RMB76,372 million, a year-on-year increase of 5.7%. Gross written premiums from the accident insurance business amounted to RMB9,030 million, a year-on-year increase of 0.7%.

2.	Gross written premiums categorized by channel

	RMB million
	January to June 2021	January to June 2020
Individual Agent Business Sector[1]	363,822	356,075
First-year business of long-term insurance	68,755	82,379
First-year regular	68,648	82,239
Single	107	140
Renewal business	285,006	263,363
Short-term insurance business	10,061	10,333
Bancassurance Channel	34,441	28,542
First-year business of long-term insurance	11,996	11,872
First-year regular	11,993	11,867
Single	3	5
Renewal business	22,261	16,464
Short-term insurance business	184	206
Group Insurance Channel	16,690	16,500
First-year business of long-term insurance	799	835
First-year regular	33	62
Single	766	773
Renewal business	1,070	1,275
Short-term insurance business	14,821	14,390
Other Channels[2]	27,346	26,250
First-year business of long-term insurance	16	2
First-year regular	—	2
Single	16	—
Renewal business	48	51
Short-term insurance business	27,282	26,197

Total	442,299	427,367

Notes:

1.	Premiums of individual agent business sector included premiums of the general sales team and the upsales team.
2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

In the first half of 2021, the Company prioritized business value and further implemented the customer-centric sales deployment of “Yi Ti Duo Yuan”. With the in-depth transformation as the main objective, the individual agent business sector focused on the individual customer market and frontline operational units, and proceeded with the standardized and professional business management and market-oriented incentive mechanism on an ongoing basis. The diversified business sector concentrated on professional operation and efficiency improvement and made coordinated advancement with the individual agent business sector, which saw steady progress in various business lines. As at the end of the Reporting Period, the Company’s total sales force was approximately 1.223 million.

Individual Agent Business Sector

In the first half of 2021, despite the continued impacts of the COVID-19 pandemic and the challenging and complicated market situations, the individual agent business sector emphasized business value, deepened the reforms under the “Dingxin Project”, and achieved a relatively stable development. During the Reporting Period, the gross written premiums from the sector amounted to RMB363,822 million, an increase of 2.2% year on year. First-year regular premiums were RMB68,648 million, a decrease of 16.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB28,866 million, a decrease of 26.7% year on year. Renewal premiums amounted to RMB285,006 million, an increase of 8.2% year on year. In the first half of 2021, the value of half year’s sales of the sector was RMB28,969 million, a decrease of 20.8% year on year. New business margin of half year’s sales of the sector was 36.2%, a decline of 3.1 percentage points year on year.

In the first half of 2021, as the life insurance industry saw fluctuation in the size of sales force to a certain extent, the Company firmly adhered to the team development strategy of enhancing quality while stabilizing quantity and further tightened the agent recruitment and retention. As at the end of the Reporting Period, the number of agents of the sector was 1.15 million, including 0.719 million agents from the general sales team and 0.431 million agents from the upsales team. Although the number of monthly average productive agents of the sector decreased on a year-on-year basis, the number of high-performance agents was stable, and the foundation of the sales force generally remained solid. The Company pursued high-quality development and the strategy of business development driven by productive sales force, and rolled out the 4.0 version of the regular agent management system, aiming for higher specialization and professionalism of the sales force, so as to provide a long-lasting impetus to the new paradigm for high-quality development of the Company.

Diversified Business Sector

The transformation and upgrade under “Dingxin Project” was carried out in the diversified business sector in great depth. By concentrating on the development philosophy of “professional operation, enhancement of quality and efficiency, transformation and innovation, and regulatory compliance”, the diversified business sector coordinated well with the individual agent business sector, and focused on the development of bancassurance, group insurance and health insurance. During the Reporting Period, gross written premiums from the diversified business sector amounted to RMB78,477 million, an increase of 10.1% year on year.

Bancassurance Channel. With equal emphasis on business scale and value as its long-term goal, the bancassurance channel focused on bank agency business and steadily pushed forward the business transformation. During the Reporting Period, gross written premiums from the channel amounted to RMB34,441 million, an increase of 20.7% year on year. First-year regular premiums were RMB11,993 million, an increase of 1.1% year on year. Renewal premiums amounted to RMB22,261 million (a year-on-year increase of 35.2%), accounting for 64.64% of the gross written premiums from the channel (a year-on-year increase of 6.96 percentage points). The bancassurance channel constantly strengthened the professional level of sales team, and its quality was improved steadily. As at the end of the Reporting Period, the number of the channel’s account managers was 26,000, the quarterly average active managers remained stable, and the production capacity per manager increased substantially.

Group Insurance Channel. The group insurance channel continued to deepen diversified development, reinforced the expansion of key business sectors, and achieved steady development in various business fields. During the Reporting Period, gross written premiums from the channel were RMB16,690 million, an increase of 1.2% year on year. Short-term insurance premiums from the channel were RMB14,821 million, an increase of 3.0% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 47,000, among which the number of high-performance personnels increased by 14.7% from the end of 2020.

Other Channels. In the first half of 2021, gross written premiums from other channels reached RMB27,346 million, an increase of 4.2% year on year. The Company actively developed government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 220 supplementary major medical expenses insurance programs, providing services to nearly 360 million people. It also undertook over 300 health care entrusted programs, covering more than 100 million people; 57 long-term care insurance programs in 16 provinces and cities, covering 19 million people; and 88 supplementary medical insurance programs in 19 provinces and cities, covering 50 million people.

In the first half of 2021, the Company fully complied with the new regulations of the CBIRC with respect to the Internet insurance business, and its Internet insurance business witnessed steady development. The Company consistently optimized the Internet insurance product system, stepped up its efforts in launching new products, satisfying demands from more online scenarios and diversified customer needs through continuous product segmentation, and it saw a rapid growth in premiums from the Internet insurance business.

“Inclusive Healthcare”, “Integrated Aged-care” and Integrated Financial Sector

The Company consistently pursued the strategy of “Inclusive Healthcare” and “Integrated Aged-care”, actively participated in the Healthy China program, and established a healthcare ecosystem covering full life cycles by integrating resources of healthcare and medical services, which constantly improved its health service capability, strengthened the health service management and explored the way of boosting the development of the Company’s principal business through health services. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions on an ongoing basis. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the size of the accumulated registered users of the platform led the industry. The Company continued to extend the deployment of China Life aged care, and invested in the construction of several large retirement communities in Suzhou, Hainan and Chengdu, etc. The Company set up the China Life Integrated Aged Care Fund, focused on real assets such as continuing care retirement communities, medical care complexes in urban core areas and boutique retirement apartments, and deployed high-quality resources in the aged care industry such as rehabilitation, medical care, hospital, health care big data and health industrial parks. In the first half of 2021, the China Life Integrated Aged Care Fund reserved a batch of pension and retirement projects that could meet the diversified and multi-level demands of customers in the strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt and Guangdong-Hong Kong-Macao Greater Bay Area.

Being customer-centric, the Company fully leveraged the collaborative advantages of the fellow members of China Life Insurance (Group) Company and actively provided customers with a series of quality financial and insurance service solutions. In the first half of 2021, due to the impact of the comprehensive reform on auto insurance and the restriction on its growth, premiums from property insurance cross-sold by the Company were RMB10,080 million and the number of insurance policies increased by 11.1% year on year. Additional first-year receipts of enterprise annuity funds and pension security products of China Life Pension Company cross-sold by the Company were RMB19,620 million. The number of new debit cards and credit cards jointly issued by the Company and China Guangfa Bank Co., Ltd. (“CGB”) reached 596,000. The Company entrusted CGB to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. Meanwhile, the Company gave full play to the brand advantages on the comprehensive financial strength, and worked with CGB and China Life Property and Casualty Insurance Company Limited to carry out various customer access activities to provide customers with diversified and personalized services, thus fostering a sound synergy and mutual benefits.

3.	Insurance contracts

	RMB million
	As at 30 June 2021	As at 31 December 2020	Change
Life insurance	3,063,725	2,767,642	10.7%
Health insurance	230,549	195,487	17.9%
Accident insurance	10,968	10,096	8.6%

Total of insurance contracts	3,305,242	2,973,225	11.2%

Including: Residual marginNote	850,680	837,293	1.6%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 11.2% from the end of 2020 primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

4.	Analysis of claims and policyholder benefits

	RMB million
	January to June 2021	January to June 2020	Change
Insurance benefits and claims expenses	408,540	371,950	9.8%
Life insurance business	361,737	328,888	10.0%
Health insurance business	42,972	39,350	9.2%
Accident insurance business	3,831	3,712	3.2%
Investment contract benefits	5,333	5,030	6.0%
Policyholder dividends resulting from participation in profits	15,483	14,507	6.7%

During the Reporting Period, insurance benefits and claims expenses rose by 9.8% year on year due to an increase in the change of insurance contract liabilities. In particular, due to the steady growth of life insurance business, insurance benefits and claims expenses rose by 10.0% year on year. Due to an increase in claims expenses of certain insurance businesses, insurance benefits and claims expenses of health insurance business rose by 9.2% year on year and insurance benefits and claims expenses of accident insurance business rose by 3.2% year on year. Investment contract benefits rose by 6.0% year on year due to an increase in the scale of universal insurance accounts. Policyholder dividends resulting from participation in profits rose by 6.7% year on year due to an increase in investment income from participating accounts.

5.	Analysis of underwriting and policy acquisition costs and other expenses

	RMB million
	January to June 2021	January to June 2020	Change
Underwriting and policy acquisition costs	42,111	56,518	-25.5%
Finance costs	2,193	1,772	23.8%
Administrative expenses	18,134	17,047	6.4%
Other expenses	6,030	5,260	14.6%
Statutory insurance fund contribution	861	803	7.2%

During the Reporting Period, underwriting and policy acquisition costs decreased by 25.5% year on year due to a decrease in regular premiums of new policies. Finance costs increased by 23.8% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses rose by 6.4% year on year due to the expiration of policies on temporary expenses deduction.

(II)	Investment Business

In the first half of 2021, the external environment was complicated and challenging and the recovery of domestic economy remained unsteady and imbalanced. The interest rate of the bond market trended downwards after a slight increase at the beginning of 2021, whereas the stock market sustained with structural features. The Company adhered to the implementation of the medium-and long-term asset strategic allocation plan and adjusted tactics in response to the market changes. Firstly, the Company made allocation to government bonds with long durations by taking advantage of interest rate hikes, and selected experienced managers to invest in senior credit bonds; secondly, the Company closely kept pace with equity market fluctuations, optimized its investment strategies and position structure, and seized the opportunity to realize investment gains; thirdly, according to the decline in the supply of appropriate non-standard assets, the Company explored the new strategy for alternative investments and optimized the entrustment mode of alternative investment management for creating an alternative investment portfolio with prime prospects.

1.	Investment portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

	RMB million
	As at 30 June 2021		As at 31 December 2020
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,384,330	75.93%	3,076,329	75.12%
Term deposits	554,883	12.45%	545,667	13.32%
Bonds	1,971,486	44.23%	1,718,639	41.97%
Debt-type financial products[1]	465,374	10.44%	453,641	11.08%
Other fixed-maturity investments[2]	392,587	8.81%	358,382	8.75%
Equity financial assets	714,529	16.03%	700,748	17.10%
Common stocks	335,722	7.53%	350,107	8.55%
Funds[3]	107,188	2.40%	114,311	2.79%
Bank wealth management products	13,089	0.29%	13,013	0.32%
Other equity investments[4]	258,530	5.81%	223,317	5.44%
Investment properties	13,367	0.30%	14,217	0.35%
Cash and others[5]	91,140	2.04%	64,576	1.58%
Investments in associates and joint ventures	253,903	5.70%	239,584	5.85%

Total	4,457,269	100.00%	4,095,454	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2021 and 31 December 2020 were RMB2,371 million and RMB1,206 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,457,269 million, an increase of 8.8% from the end of 2020. Among the major types of investments, the percentage of investment in bonds rose to 44.23% from 41.97% as at the end of 2020, the percentage of term deposits changed to 12.45% from 13.32% as at the end of 2020, the percentage of investment in debt-type financial products changed to 10.44% from 11.08% as at the end of 2020, and the percentage of investment in stocks and funds (excluding money market funds) changed to 9.88% from 11.31% as at the end of 2020.

2.	Investment income

	RMB million
	January to June 2021	January to June 2020
Gross investment income	117,638	96,134
Net investment income	89,764	77,391
Net income from fixed-maturity investments	70,928	61,730
Net income from equity investments	10,512	10,053
Net income from investment properties	35	(5)
Investment income from cash and others	606	923
Share of profit of associates and joint ventures	7,683	4,690
Net realised gains on financial assets	22,571	10,807
Net fair value gains through profit or loss	5,303	8,606
Disposal gains and impairment losses of associates and joint ventures	—	(670)
Net investment yield[1]	4.33%	4.29%
Gross investment yield[2]	5.69%	5.34%

Notes:

1.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

2.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

In the first half of 2021, the Company’s net investment income was RMB89,764 million, an increase of RMB12,373 million from the corresponding period of 2020, rising by 16.0% year on year. Since the Company consistently increased its allocation in bonds with long durations in recent years and continued to diversify the type of fixed income products, net investment yield was 4.33% for the first half of 2021, up by 4 basis points from the corresponding period of 2020, remaining relatively stable. The Company seized the market opportunities to flexibly adjust the pace of realizing gains from equity products, so as to achieve steady contribution to the profits. Gross investment income of the Company reached RMB117,638 million, an increase of RMB21,504 million from the corresponding period of 2020. The gross investment yield was 5.69%, up by 35 basis points from the corresponding period of 2020. The comprehensive investment yield1 taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 5.61%, up by 21 basis points from the corresponding period of 2020.

[1]

Comprehensive investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)]/181×365

3.	Credit risk management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on the sectors such as banking, transportation, finance, public utilities and energy, and the financing entities were primarily large central-owned enterprises and the state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition and the credit risks were well controlled.

The Company insisted on the prudent investment philosophy and carried out management in all respects to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2021.

4.	Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

III.	ANALYSIS OF SPECIFIC ITEMS

(I)	Profit before Income Tax

	RMB million
	January to June 2021	January to June 2020	Change
Profit before income tax	46,103	35,564	29.6%
Life insurance business	26,605	21,850	21.8%
Health insurance business	6,057	7,388	-18.0%
Accident insurance business	890	112	694.6%
Other businesses	12,551	6,214	102.0%

During the Reporting Period, profit before income tax from the life insurance business increased by 21.8% year on year due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts. Profit before income tax from the health insurance business decreased by 18.0% year on year primarily due to an increase of claims expenses of certain insurance businesses. Profit before income tax from the accident insurance business increased by 694.6% year on year primarily due to the growth of the accident insurance business and business quality improvement. Profit before income tax from other businesses increased by 102.0% year on year primarily due to an increase in the profits of certain associates.

(II)	Analysis of Cash Flows

1.	Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB81,779 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB554,883 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

RMB million
	January to June 2021	January to June 2020	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	198,327	182,792	8.5%	An increase in premiums due to the steady growth of the Company’s insurance business
Net cash inflow/(outflow) from investing activities	(226,723)	(88,639)	155.8%	The needs for investment management
Net cash inflow/(outflow) from financing activities	53,584	(66,682)	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	(38)	112	N/A	—
Net increase in cash and cash equivalents	25,150	27,583	-8.8%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period.

	RMB million
	As at 30 June 2021 (unaudited)	As at 31 December 2020
Core capital	1,047,622	1,031,947
Actual capital	1,082,629	1,066,939
Minimum capital	404,436	396,749
Core solvency ratio	259.03%	260.10%
Comprehensive solvency ratio	267.69%	268.92%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 1.23 percentage points from the end of 2020, which was mainly due to the continuous growth of insurance business and investment assets, dividends payment, and a decline of interest rate in solvency reserve assessment.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding		Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%		15,004	12,793	1,452
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74 is held by the Company, and 3.53 is held by China Life Asset Management Company Limited	% %	7,334	5,241	501
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%		117,796	26,978	1,596

RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	19,687	43.686%	3,185,689	227,406	10,025

IV.	TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

(I)	Technology Empowerment

In the first half of 2021, the Company further proceeded with digital transformation, continued to build a digital insurance ecosystem, accelerated technological innovation deployment, and stepped up efforts to empower value creation, thus bringing digital transformation up to a new level and boosting the high-quality development of the Company.

Technological innovation, leading to the upgrade of technology architecture as a whole. With the support of the strong computing power of China Life Hybrid Cloud and the openness and compatibility of the digital platform, the Company upgraded its technological architecture comprehensively, and reduced the configuration time of cloud resource elastic scaling to minute level, which accelerated the efficiency of both system operation and data processing.

Agile delivery, significantly enhancing the response to changes by technology. The Company stepped up its efforts in developing the customer-centric and agile product delivery mechanism and launched new functions and services to satisfy the demands of customers. Technology products were modified, iterated and optimized 37.7 times on daily basis to swiftly respond to the market changes, thus offering more accurate and efficient insurance services to customers.

Intelligent application, further enhancing service capability by technology. The “Internet of Things” and artificial intelligence technology were applied to manage and control 200,000 electronic appliances in various field offices of the Company across China, with a view to establishing an online Digital Twin of the offline field offices all over the country. The Company launched innovative applications such as remote video intelligent inspection, intelligent screen recording, and intelligent voice broadcast, and provided more than 2.3 million intelligent services per day on average.

Interactive traffic, constantly amplifying the digital ecological effect. The Company established an online collaboration system to realize online interaction between its sales force and customers, which created holistic social application scenarios for the agents. The Company established an open and win-win ecosystem based on the digital platform and released 3,029 standardized services in total, rising by 78% from the end of 2020, which consistently enriched its digital ecosystem services.

(II)	Operations and Services

In the first half of 2021, focusing on the customer-centric principle, the Company adhered to the operational objectives of “strengthening efficiency, technology-driven, value enhancement and first-class customer experience” and further improved the “convenient, quality and caring” services to seek excellence in customer services. It consistently pushed forward the operations and services to be more Internet-based, intelligent and ecological, so as to fully satisfy the diversified demands of customers.

Product supply was enriched constantly. In the first half of 2021, the Company adhered to the product development concept of being “customer centric, market oriented and value focused”, continued to make efforts in product supply, optimized and upgraded the long-term critical illness insurance products, and developed new short-term medical insurance products, etc., to cover more customers and further broaden its insurance product range, which powered the high-quality development of the Company. During the Reporting Period, the Company newly developed and upgraded a total of 129 products, including 3 life insurance products, 123 health insurance products, 2 accident insurance products and 1 annuity insurance product. Out of these products, 126 were protection-oriented insurance products and 3 were long-term savings insurance products.

Online services were more convenient and easier to access. The Company increased the supply of Internet-based services, and achieved full online processing of all insurance policy-related services. China Life App was upgraded and the number of its registered users rose by 27% year on year, whereas the number of its monthly average active users grew by 24% year on year. Online policy applications remained at a high level, with the paperless application rate of long-term individual insurance and that of group insurance both exceeding 99.9%. The online processing rate of notification services recorded a new high and the number of online out-bound messages increased by 86.9% year on year. To provide more caring services to the elderly customers, the Company launched the senior-friendly version of China Life App, the automatic identification system of 95519 customer service line, and the priority access to telephone services for the elders, etc.

Intelligent services were more efficient in response to customer demands. The Company upgraded intelligent models and expanded the application of intelligent robots to satisfy the customer demands more quickly. The speed of issuance of new policies was improved by 39% year on year. The daily average volume of online intelligent services surged by 311% year on year and the volume of electronic return visits for new policies increased by nearly 5 percentage points from the high level in the corresponding period last year. The automated approval rates of underwriting and policy administration remained at a high level and the approval rate of whole process intelligent claims settlement grew by 7 percentage points year on year.

Claims settlement services were more efficient and caring. The Company consistently optimized its process to provide customers with caring claims settlement services. In the first half of 2021, the Company completed more than 9.4 million claims payments, representing an increase of approximately 40% year on year. Claims reports were easier, with 90% of claims settlement for individual and group insurance carried out online. “Direct Claims Payment” could be made with more than 20,000 medical institutions, recording an increase of 110% in person-times of such services year on year and a growth of 68% in total claims payment thus made year on year. The “Claims Settlement for Critical Illness within One Day” services recorded an increase of 36% in person-times year on year. The Company also released the “Best Choice” claims settlement plan for critical illness with rapid speed to maximize the protection for the interests of its customers.

Ecological service experience was greatly improved. The Company strengthened the connection among various scenarios, providing customers with more extensive and accurate value-added services. By consistently collecting the “Customer Voices” and making good use of them, the Company enhanced its management of service experience. The Company distributed service messages to customers in various scenarios and the number of messages rose by 48% from the end of 2020. Focusing on the demands of different customer groups, the Company promoted the diversified value-added services featuring “health”, “education” and “enjoyment” such as healthcare, kids drawing and quality living. Besides, the customer festival hosted by China Life recorded a 13% increase in the number of participants year on year.

(III)	Risk Control and Management

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry, and its risk management capability was significantly enhanced. The Company has received the rating of Class A for 12 consecutive quarters in the integrated risk rating for insurance industry conducted by the CBIRC. The Company paid constant attention to the risks related to the COVID-19 pandemic, actively conducted various tasks on risk screening and governance, and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company actively participated in the establishment of “Phase II of China Risk Oriented Solvency System” (C-ROSS) of the CBIRC, and constantly optimized the enterprise-wide risk management system of “China Risk Oriented Solvency System” (C-ROSS). The system of investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and actively performed its anti-money laundering obligations such as customer identification, which further improved the effectiveness of its anti-money laundering risk management and control. It constantly developed the internal control system and conducted internal control assessment to enhance the effectiveness of the internal control mechanism. To reinforce the concept of integrity and compliance in sales and services, the Company set up customers’ rights and interests protection mechanism, and strengthened the management of customer complaints as well as risk management and control. The Company continued to optimize its regulation system, strengthened compliance management and operations as well as performance appraisal, reinforced compliance monitoring and inspection, to constantly improve its capability of compliance risk prevention and control.

During the Reporting Period, the Company consistently strengthened the supervision through audit to push forward high-quality development. It implemented special audits on key risk areas and actively gave full play to the role of internal audit to offer advice with respect to the perfection of governance and the realization of organizational objectives. It implemented routine audits in a serious manner in compliance with regulatory requirements, continued to expand the supervisory scope and coverage of the audits. The Company also carried out the audits of economic responsibility of managers and the audits of senior management, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of managers. For problems identified in audits, it stepped up efforts in supervising rectification and liability attribution, which enhanced the efficiency and effects of audits, and promoted the application of audit results.

The Company paid great attention and took active actions to implement the Data Security Law of the PRC for the purpose of protecting the legitimate rights and interests of customers. It optimized its data governance structure, refined the responsibilities of divisions at all levels for data management, and improved the data management rules. The Company assessed the sophistication of data management capability against the national benchmarks, defined the targets to be protected for data security and the key areas for protection, achieved the classified security protection for the full life cycle such as the collection, transmission and storage of data, established a 3-dimensional data security protection system based on classified protection, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

V.	FUTURE PROSPECT

(I)	Industry Landscape and Development Trends

In short term, the life insurance industry is in a period of replacing old growth drivers with new ones, and the development of insurance sales forces and business are both under pressure. However, in the long run, the life insurance industry in China is still at an important stage full of strategic opportunities, and the high-quality development will be the key development trend of the industry. The long-term positive economic fundamentals of China’s economy have not changed. As the “dual circulation” pushes forward at home and abroad and a new development paradigm is taking shape, China’s economy will maintain a sustained and healthy development, which will lay a sound macro-economic foundation for the high-quality development of the insurance industry. During the 14th Five-Year Plan period, China has fully initiated the Healthy China program, implemented the national strategy of actively coping with the aging population, and improved a multi-level social security system, which have brought new development opportunities for the growth of healthcare, aged-care and inclusive insurance businesses. As the insurance sector opens up further, there will be more diversified insurance providers, the operation concepts will be more sophisticated, and the forms of insurance products will be further broadened. Insurance companies have accelerated the transformation and upgrade of their channels and sales forces, sped up technology empowerment in sales, management, services, among others, thereby providing a powerful intrinsic impetus to the sustainable development of the industry. Besides, the CBIRC has consistently proceeded with measures to address market disorders and guard against risks in the life insurance market, offering significant conditions for the healthy development of the industry.

(II)	Development Strategies and Business Plans of the Company

In the second half of 2021, the Company will continue to push forward “China Life Revitalization” initiative in all aspects, taking high-quality development as its fundamental requirement, adhering to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, upholding the operational guideline of “prioritizing business value, strengthening the sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”, in order to achieve steady business development, deepen reform and innovation, constantly optimize operations and services, enhance the protection of customers’ rights and interests, and strengthen risk prevention and control, to ensure the Company a good start to the development for the 14th Five-Year Plan period.

Furthering the development strategy and business plan described above, the Company will proceed with the reforms on quality, focus on business value creation, and align the development of long-term savings and protection-oriented insurance businesses. Further efforts will be made in improving sales force quality while stabilizing its quantity, and the integration between services and sales will be deepened. The asset-liability interaction will be reinforced in order to achieve a stable investment income. The Company will advance the reforms on efficiency to optimize resource allocation with increased allocation of resources to the fields that serve the national development, key cities, villages and towns of strategic importance, and the frontline operational units, etc. Operations and services will be more integrated and Internet-based, with a view to further improving their efficiency. The Company will consistently promote the reforms on growth drivers, push forward the reforms under the “Dingxin Project” in great depth, further implement and optimize the sales deployment of “Yi Ti Duo Yuan”, and improve the channel-based professional business operations. Active actions will be taken to respond to the changes in respect of the distribution mechanism, “product + service” model and digital operation, so as to cultivate and enhance new driving forces.

(III)	Potential Risks

The global pandemic situation remains challenging, the worldwide economic recovery is made at a different pace, and there are more instabilities and uncertainties in the external environment. The domestic economy is still in the process of recovery, and the imbalance of economic recovery nationwide still exists, which bring challenges for the stable development of the insurance industry. With the sporadic outbreaks and the cluster outbreaks of the COVID-19 pandemic in many places across China, local governments have further tightened the pandemic prevention measures, and the sales promotion and sales force training activities of the Company in certain areas are subject to restrictions. As a result, the Company is under greater pressure in terms of business and sales force development. In addition, investment of insurance funds is facing challenges such as downward trend of the benchmark interest rate in the domestic market, an increase of defaults in the bond market and the greater volatility in the stock market. The Company will reinforce its research on the macro-economic and financial development trends in domestic and international markets, keep a close eye on market development, fully enhance the quality of business operation and management, consistently improve asset-liability management, optimize the structure of asset allocations, and flexibly adjust investment strategies for the purpose of achieving stable investment income. In the meanwhile, the Company will continuously focus on and enhance the analysis of complex risk factors including the COVID-19 pandemic, put great efforts in risk prevention and control, and strengthen the comprehensive governance of risks, with a view to pushing forward the high- quality development of the Company.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2021. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

INTERIM RESULTS2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2021

		Unaudited For the six months ended 30 June
		2021	2020
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		442,299	427,367
Less: premiums ceded to reinsurers		(3,547)	(3,113)

Net written premiums		438,752	424,254
Net change in unearned premium reserves		(16,110)	(16,318)

Net premiums earned		422,642	407,936

Investment income	1	82,046	72,706
Net realised gains on financial assets	2	22,571	10,807
Net fair value gains through profit or loss	3	5,303	8,606
Other income		4,543	4,376

Total revenues		537,105	504,431

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(68,934)	(62,640)
Accident and health claims and claim adjustment expenses		(26,829)	(24,311)
Increase in insurance contract liabilities		(312,777)	(284,999)
Investment contract benefits		(5,333)	(5,030)
Policyholder dividends resulting from participation in profits		(15,483)	(14,507)
Underwriting and policy acquisition costs		(42,111)	(56,518)
Finance costs		(2,193)	(1,772)
Administrative expenses		(18,134)	(17,047)
Statutory insurance fund contribution		(861)	(803)
Other expenses		(6,030)	(5,260)

Total benefits, claims and expenses		(498,685)	(472,887)

Net gains on investments of associates and joint ventures		7,683	4,020
Including: share of profit of associates and joint ventures		7,683	4,690

Profit before income tax	4	46,103	35,564
Income tax	5	(4,372)	(4,502)

Net profit		41,731	31,062

[2]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2021

		Unaudited For the six months ended 30 June
		2021	2020
	Notes	RMB million	RMB million
Attributable to:
– Equity holders of the Company		40,975	30,535
– Non-controlling interests		756	527

Basic and diluted earnings per share	6	RMB1.45	RMB1.07

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		20,954	11,865
Amount transferred to net profit from other comprehensive income		(22,583)	(10,835)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(100)	1,829
Share of other comprehensive income of associates and joint ventures under the equity method		13	18
Exchange differences on translating foreign operations		69	83
Income tax relating to components of other comprehensive income		(71)	(568)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(1,718)	2,392

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income/(loss) of associates and joint ventures under the equity method		(227)	(108)

Other comprehensive income/(loss) for the period, net of tax		(1,945)	2,284

Total comprehensive income for the period, net of tax		39,786	33,346

Attributable to:
– Equity holders of the Company		39,093	32,800
– Non-controlling interests		693	546

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities
– held-to-maturity securities	26,295	20,904
– available-for-sale securities	13,901	10,990
– at fair value through profit or loss	1,893	1,699
Equity securities
– available-for-sale securities	10,100	9,528
– at fair value through profit or loss	412	525
Bank deposits	13,050	13,026
Loans	16,240	15,790
Securities purchased under agreements to resell	155	244

Total	82,046	72,706

For the six months ended 30 June 2021, the interest income included in investment income was RMB71,659 million (for the six months ended 30 June 2020: RMB62,653 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities
Realised (losses)/gains (i)	(55)	1,320
Impairment (ii)	—	—

Subtotal	(55)	1,320

Equity securities
Realised gains (i)	30,230	14,155
Impairment (ii)	(7,604)	(4,668)

Subtotal	22,626	9,487

Total	22,571	10,807

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)

During the six months ended 30 June 2021, the Group recognised an impairment charge of RMB8 million (for the six months ended 30 June 2020: RMB99 million) of available-for-sale funds, an impairment charge of RMB7,596 million (for the six months ended 30 June 2020: RMB4,569 million) of available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities	405	74
Equity securities	4,700	8,568
Stock appreciation rights	83	289
Financial liabilities at fair value through profit or loss	115	(204)
Derivative financial instruments	—	(121)

Total	5,303	8,606

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Employee salaries and welfare costs	9,053	9,359
Housing benefits	688	626
Contribution to the defined contribution pension plan	1,353	870
Depreciation and amortisation	2,661	2,539
Foreign exchange (gains)/losses	(240)	25

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million

Current taxation – enterprise income tax	5,503	5,249
Deferred taxation	(1,131)	(747)

Taxation charges	4,372	4,502

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2020: same) is as follows:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million

Profit before income tax	46,103	35,564

Tax computed at the statutory tax rate	11,526	8,891
Adjustment on current income tax of previous period	(412)	(464)
Non-taxable income (i)	(6,778)	(4,252)
Expenses not deductible for tax purposes (i)	81	27
Unused tax losses	13	181
Others	(58)	119

Income tax at the effective tax rate	4,372	4,502

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2021	As at 31 December 2020
	RMB million	RMB million

Deferred tax assets	18,412	17,174
Deferred tax liabilities	(32,553)	(32,373)

Net deferred tax assets	120	87
Net deferred tax liabilities	(14,261)	(15,286)

As at 30 June 2021 and 31 December 2020, deferred tax was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
Credited/(charged) to net profit	985	151	(389)	747
Credited/(charged) to other comprehensive income
– Available-for-sale securities	—	(130)	—	(130)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(457)	—	—	(457)
– Others	—	19	—	19

As at 30 June 2020	2,085	(14,633)	2,525	(10,023)

As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
Credited/(charged) to net profit	842	776	(487)	1,131
Credited/(charged) to other comprehensive income
– Available-for-sale securities	—	(80)	—	(80)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	25	—	—	25
– Others	—	(18)	—	(18)

As at 30 June 2021	5,201	(21,708)	2,366	(14,141)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009, and the deferred tax assets are mainly related to temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,346 million as at 30 June 2021 (as at 31 December 2020: RMB3,300 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 30 June 2021 (as at 31 December 2020: RMB1 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2021	As at 31 December 2020
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	11,754	10,882
– deferred tax assets to be recovered within 12 months	6,658	6,292

Subtotal	18,412	17,174

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(29,092)	(28,107)
– deferred tax liabilities to be settled within 12 months	(3,461)	(4,266)

Subtotal	(32,553)	(32,373)

Net deferred tax liabilities	(14,141)	(15,199)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2021 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2020: same).

7	DIVIDENDS

A dividend in respect of 2020 of RMB0.64 (inclusive of tax) per ordinary share, totalling RMB18,089 million, was approved at the Annual General Meeting on 30 June 2021.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2021

	Unaudited As at 30 June 2021	Audited As at 31 December 2020
	RMB million	RMB million
ASSETS
Property, plant and equipment	53,324	52,747
Right-of-use assets	2,794	3,076
Investment properties	13,367	14,217
Investments in associates and joint ventures	253,903	239,584
Held-to-maturity securities	1,350,933	1,189,369
Loans	675,483	658,535
Term deposits	554,883	545,667
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	1,339,433	1,215,603
Securities at fair value through profit or loss	171,794	161,570
Securities purchased under agreements to resell	9,361	7,947
Accrued investment income	52,368	45,200
Premiums receivable	50,566	20,730
Reinsurance assets	6,297	6,095
Other assets	30,055	29,021
Deferred tax assets	120	87
Cash and cash equivalents	81,779	56,629

Total assets	4,652,793	4,252,410

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2021

	Unaudited As at 30 June 2021	Audited As at 31 December 2020
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	3,305,242	2,973,225
Investment contracts	304,550	288,212
Policyholder dividends payable	123,914	122,510
Interest-bearing loans and borrowings	19,234	19,556
Lease liabilities	2,502	2,664
Bonds payable	34,993	34,992
Financial liabilities at fair value through profit or loss	5,445	3,732
Securities sold under agreements to repurchase	169,885	122,249
Annuity and other insurance balances payable	57,798	55,031
Premiums received in advance	2,891	53,021
Other liabilities	132,656	104,426
Deferred tax liabilities	14,261	15,286
Current income tax liabilities	215	191
Statutory insurance fund	544	384

Total liabilities	4,174,130	3,795,479

Equity
Share capital	28,265	28,265
Reserves	241,503	237,890
Retained earnings	201,681	183,896

Attributable to equity holders of the Company	471,449	450,051

Non-controlling interests	7,214	6,880

Total equity	478,663	456,931

Total liabilities and equity	4,652,793	4,252,410

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2021

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Other equity instruments	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2020	28,265	7,791	197,221	170,487	5,578	409,342
Net profit	—	—	—	30,535	527	31,062
Other comprehensive income	—	—	2,265	—	19	2,284

Total comprehensive income	—	—	2,265	30,535	546	33,346

Transactions with shareholders
Appropriation to reserves	—	—	5,936	(5,936)	—	—
Dividends paid	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(161)	(161)
Others	—	—	176	—	308	484

Total transactions with shareholders	—	—	6,112	(26,770)	147	(20,511)

As at 30 June 2020	28,265	7,791	205,598	174,252	6,271	422,177

As at 1 January 2021	28,265	—	237,890	183,896	6,880	456,931
Net profit	—	—	—	40,975	756	41,731
Other comprehensive income	—	—	(1,882)	—	(63)	(1,945)

Total comprehensive income	—	—	(1,882)	40,975	693	39,786

Transactions with shareholders
Appropriation to reserves	—	—	5,033	(5,033)	—	—
Dividends paid	—	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	—	(359)	(359)
Reserves to retained earnings	—	—	68	(68)	—	—
Others	—	—	394	—	—	394

Total transactions with shareholders	—	—	5,495	(23,190)	(359)	(18,054)

As at 30 June 2021	28,265	—	241,503	201,681	7,214	478,663

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2021

	Unaudited For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Net cash inflow from operating activities	198,327	182,792

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	277,407	305,627
Purchases	(546,074)	(394,808)
Investments in associates and joint ventures	(4,950)	(2,319)
Increase in term deposits, net	(7,628)	(972)
Increase in securities purchased under agreements to resell, net	(1,352)	(57,015)
Interest received	67,529	61,162
Dividends received	9,225	9,536
Increase in policy loans, net	(20,880)	(9,850)

Net cash outflow from investing activities	(226,723)	(88,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(Decrease) in securities sold under agreements to repurchase, net	47,676	(69,331)
Interest paid	(4,280)	(2,568)
Repayment of borrowings	—	(523)
Dividends paid to equity holders of the Company	—	(201)
Dividends paid to non-controlling interests	(191)	(161)
Cash received from borrowings	—	681
Payment of lease liabilities	(690)	(670)
Capital injected into subsidiaries by non-controlling interests	11,819	6,795
Cash paid related to other financing activities	(750)	(704)

Net cash inflow/(outflow) from financing activities	53,584	(66,682)

Foreign exchange (losses)/gains on cash and cash equivalents	(38)	112

Net increase in cash and cash equivalents	25,150	27,583

Cash and cash equivalents
Beginning of period	56,629	53,306

End of period	81,779	80,889

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	81,651	78,512
Short-term bank deposits	128	2,377

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2021
	Life	Health	Accident	Others	Elimination	Total
			RMB million
Revenues
Gross written premiums	356,897	76,372	9,030	—	—	442,299
– Term life	1,168	—	—	—	—
– Whole life	36,285	—	—	—	—
– Endowment	54,403	—	—	—	—
– Annuity	265,041	—	—	—	—
Net premiums earned	356,304	58,085	8,253	—	—	422,642
Investment income	74,070	4,965	244	2,767	—	82,046
Net realised gains on financial assets	20,840	1,389	69	273	—	22,571
Net fair value gains through profit or loss	3,116	208	10	1,969	—	5,303
Other income	553	42	—	5,482	(1,534)	4,543
Including: inter-segment revenue	—	—	—	1,534	(1,534)	—

Segment revenues	454,883	64,689	8,576	10,491	(1,534)	537,105

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(65,763)	(3,151)	(20)	—	—	(68,934)
Accident and health claims and claim adjustment expenses	—	(23,122)	(3,707)	—	—	(26,829)
Increase in insurance contract liabilities	(295,974)	(16,699)	(104)	—	—	(312,777)
Investment contract benefits	(5,326)	(7)	—	—	—	(5,333)
Policyholder dividends resulting from participation in profits	(15,405)	(78)	—	—	—	(15,483)
Underwriting and policy acquisition costs	(28,311)	(10,612)	(2,459)	(729)	—	(42,111)
Finance costs	(1,737)	(116)	(6)	(334)	—	(2,193)
Administrative expenses	(11,106)	(4,217)	(1,244)	(1,567)	—	(18,134)
Statutory insurance fund contribution	(584)	(211)	(66)	—	—	(861)
Other expenses	(4,072)	(419)	(80)	(2,993)	1,534	(6,030)
Including: inter-segment expenses	(1,433)	(96)	(5)	—	1,534	—

Segment benefits, claims and expenses	(428,278)	(58,632)	(7,686)	(5,623)	1,534	(498,685)

Net gains on investments of associates and joint ventures	—	—	—	7,683	—	7,683
Including: share of profit of associates and joint ventures	—	—	—	7,683	—	7,683

Segment results	26,605	6,057	890	12,551	—	46,103

Income tax						(4,372)

Net profit						41,731

Attributable to
– Equity holders of the Company						40,975
– Non-controlling interests						756

Other comprehensive income/(loss) attributable to equity holders of the Company	(1,344)	(90)	(4)	(444)	—	(1,882)

Depreciation and amortisation	1,570	569	178	344	—	2,661

	For the six months ended 30 June 2020
	Life	Health	Accident	Others	Elimination	Total
			RMB million
Revenues
Gross written premiums	346,137	72,264	8,966	—	—	427,367
– Term life	1,240	—	—	—	—
– Whole life	39,020	—	—	—	—
– Endowment	59,252	—	—	—	—
– Annuity	246,625	—	—	—	—
Net premiums earned	345,591	54,693	7,652	—	—	407,936
Investment income	66,539	4,242	222	1,703	—	72,706
Net realised gains on financial assets	10,017	637	33	120	—	10,807
Net fair value gains through profit or loss	7,249	460	24	873	—	8,606
Other income	503	29	—	4,861	(1,017)	4,376
Including: inter-segment revenue	—	—	—	1,017	(1,017)	—

Segment revenues	429,899	60,061	7,931	7,557	(1,017)	504,431

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(60,684)	(1,941)	(15)	—	—	(62,640)
Accident and health claims and claim adjustment expenses	—	(20,724)	(3,587)	—	—	(24,311)
Increase in insurance contract liabilities	(268,204)	(16,685)	(110)	—	—	(284,999)
Investment contract benefits	(5,024)	(6)	—	—	—	(5,030)
Policyholder dividends resulting from participation in profits	(14,433)	(74)	—	—	—	(14,507)
Underwriting and policy acquisition costs	(43,763)	(8,799)	(2,733)	(1,223)	—	(56,518)
Finance costs	(1,286)	(81)	(4)	(401)	—	(1,772)
Administrative expenses	(10,684)	(3,829)	(1,226)	(1,308)	—	(17,047)
Statutory insurance fund contribution	(550)	(189)	(64)	—	—	(803)
Other expenses	(3,421)	(345)	(80)	(2,431)	1,017	(5,260)
Including: inter-segment expenses	(953)	(61)	(3)	—	1,017	—

Segment benefits, claims and expenses	(408,049)	(52,673)	(7,819)	(5,363)	1,017	(472,887)

Net gains on investments of associates and joint ventures	—	—	—	4,020	—	4,020
Including: share of profit of associates and joint ventures	—	—	—	4,690	—	4,690

Segment results	21,850	7,388	112	6,214	—	35,564

Income tax						(4,502)

Net profit						31,062

Attributable to
– Equity holders of the Company						30,535
– Non-controlling interests						527

Other comprehensive income attributable to equity holders of the Company	1,889	120	6	250	—	2,265

Depreciation and amortisation	1,539	528	180	292	—	2,539

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2021 and the corresponding results as at 31 December 2020 are shown below:

Components of Embedded Value		RMB million
ITEM		30 June 2021	31 December 2020
A	Adjusted Net Worth	617,112	568,587
B	Value of In-Force Business before Cost of Required Capital	591,554	565,797
C	Cost of Required Capital	(65,856)	(62,244)
D	Value of In-Force Business after Cost of Required Capital (B + C)	525,699	503,553
E	Embedded Value (A + D)	1,142,811	1,072,140

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2021 and for the corresponding period of last year are shown below:

Components of Value of Half Year’s Sales		RMB million
ITEM		30 June 2021	30 June 2020
A	Value of Half Year’s Sales before Cost of Required Capital	33,512	41,481
B	Cost of Required Capital	(3,645)	(4,592)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	29,867	36,889
	Including: Value of Half Year’s Sales of Individual Agent	28,969	36,559
	Business Sector

Summary of Results (continued)

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2021 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector

	30 June 2021	30 June 2020
By First Year Premium	36.2%	39.3%
By Annual Premium Equivalent	36.5%	39.3%

Note:

First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2021		RMB million
ITEM
A	Embedded Value at the Start of Year	1,072,140
B	Expected Return on Embedded Value	41,397
C	Value of New Business in the Period	29,867
D	Operating Experience Variance	1,283
E	Investment Experience Variance	3,307
F	Methodology and Model Changes	670
G	Market Value and Other Adjustments	10,583
H	Exchange Gains or Losses	(67)
I	Shareholder Dividend Distribution and Capital Changes	(18,089)
J	Others	1,719
K	Embedded Value as at 30 June 2021 (sum A through J)	1,142,811

Notes:    1)    Numbers may not be additive due to rounding.

2)    Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2021 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2021.
D	Reflects the difference between actual operating experience in the first half year of 2021 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2021.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2021 to 30 June 2021 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2021.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

	RMB million
Sensitivity Results	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	525,699	29,867
1. Risk discount rate +50bps	501,875	28,502
2. Risk discount rate -50bps	551,274	31,337
3. Investment return +50bps	625,872	35,566
4. Investment return -50bps	425,931	24,170
5. 10% increase in expenses	519,096	27,835
6. 10% decrease in expenses	532,301	31,900
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	521,976	29,419
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	529,392	30,318
9. 10% increase in lapse rates	525,338	29,333
10. 10% decrease in lapse rates	525,990	30,417
11. 10% increase in morbidity rates	518,037	28,614
12. 10% decrease in morbidity rates	533,504	31,125
13. Allowing for diversification in calculation of VIF	569,404	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2021.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie, Lam Chi Kuen

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Bin
Chairman

Beijing, China

25 August 2021